SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                ____________

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)




                      MARVEL ENTERTAINMENT GROUP, INC.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                573913 10 0
                               (CUSIP Number)

                            Marvel Holdings Inc.

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:
                               John M. Reiss
                                White & Case
                        1155 Avenue of the Americas
                            New York, NY  10036
                               (212) 354-8113



                               April 28, 1997
        ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
                                ____________

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of __ Pages

                                SCHEDULE 13D


  CUSIP No.                         Page 2 of __
 573913 10 0                        Pages


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Marvel Holdings Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                      (b)[X]
  3  SEC USE ONLY


  4  SOURCE OF FUNDS

     00

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED                                            [ ]
     PURSUANT TO ITEMS 2(d) or 2(e)

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY           50,932,167
 OWNED BY EACH
                     8  SHARED VOTING POWER
 REPORTING PERSON
 WITH

                     9  SOLE DISPOSITIVE POWER
                        50,932,167
                        SHARED DISPOSITIVE POWER
                    10

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11  PERSON

     50,932,167

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                     [ ]
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.03%

 14  TYPE OF REPORTING PERSON

     CO

          This statement amends the Schedule 13D, relating to the common stock, par value $.01 per share (the "Marvel Common Stock"), of Marvel Entertainment Group, Inc. ("Marvel"), as originally filed with the Securities and Exchange Commission (the "Commission"), on May 18, 1993 by New Marvel Holdings Inc., MacAndrews & Forbes Holdings Inc. ("M&F"), and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, filed with the Commission on October 12, 1993 by Marvel Holdings Inc. ("Marvel Holdings"), Marvel (Parent) Holdings Inc. ("Marvel Parent"), Four Star Holdings Corp., Andrews Group Incorporated ("Andrews"), M&F and Mafco, as amended by Amendment No. 2 filed with the Commission on November 15, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 3, filed with the Commission on December 31, 1996 by Marvel Holdings, Marvel Parent, Andrews and Mafco, as amended by Amendment No. 4 filed with the Commission on March 10, 1997 by Marvel Holdings, Marvel Parent, Andrews and Mafco, and as amended by Amendment No. 5 filed with the Commission by Marvel Holdings on April 25, 1997.


ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 is hereby amended by adding the following:

          On April 28, 1997, Marvel Holdings and the Official Bondholders Committee (the "Committee") appointed in Marvel Holdings' chapter 11 case (the "Holdings Case") filed their proposed Joint Chapter 11 Plan of Reorganization and Rights Offering (the "Joint Plan") in the Holdings Case.

          The Joint Plan provides proposed treatment of all claims against and equity interests in (a) Marvel Holdings and two of its parent holding companies that are chapter 11 debtors in cases that are jointly administered with the Holdings Case (collectively, the "Holdings Debtors"), and (b) Marvel Holdings' subsidiary, Marvel and its direct and indirect subsidiaries that are chapter 11 debtors in cases that are jointly administered with Marvel's chapter 11 case (collectively, the "Marvel Debtors").

          With respect to the Holdings Debtors, the Joint Plan proposes an orderly liquidation of such companies' assets and the distribution of such assets or their proceeds to the creditors of the Holdings Debtors in the order contemplated by the Bankruptcy Code. The 48,000,000 shares of Marvel Common Stock held by Marvel Holdings as collateral for the face amount $517,447,000 in Series B Senior Secured Discount Notes due 1998 (the "Holdings Notes") would be distributed on a pro rata basis to the holders of the Holdings Notes; the 20,000,000 shares of Marvel Common Stock held by Marvel Parent as collateral for the face amount $251,678,000 in Senior Secured Discount Notes due 1998 (the "Parent Notes") would be distributed on a pro rata basis to the holders of the Parent Notes; and, the 9,302,326 shares of Marvel Common Stock held by Marvel III Holdings, Inc. ("Marvel III") as collateral for face amount $125,000,000 in Senior B Senior Secured Discount Notes due 1998 (the "Marvel III Notes") would be distributed on a pro rata basis to the holders of Marvel III Notes. In addition, the 2,932,167 shares of Marvel Common Stock held by Marvel Holdings that are unencumbered would also be distributed on a pro rata basis to the holders of the Holdings Notes. The remaining assets of the Holdings Debtors, if any, and the stock evidencing a 100% ownership interest in each of them would be transferred to a trust for the benefit of creditors.

          As a result of the foregoing transactions under the Joint Plan with respect to the Holdings Debtors, the holders of the Holdings Notes, the Parent Notes, and the Marvel III Notes (collectively, the "Noteholders") would receive shares of Marvel Common Stock equivalent to approximately 78.6% of the issued and outstanding shares of Marvel Common Stock, if the Joint Plan is confirmed by the Bankruptcy Court.

          With respect to Marvel and the Marvel Debtors, the Joint Plan provides for the satisfaction in full of all claims, the retention of all equity interests, and the recapitalization of Marvel with the proceeds of a $365,000,000 rights offering to the holders of all shares of Marvel Common Stock to purchase 392,985,276 additional shares of Marvel Common Stock, representing approximately 77.2% of all such shares (the "Rights Offering"). Under the Joint Plan, High River Limited Partnership ("High River"), Westgate International L.P. ("Westgate"), and United Equities (Commodities) Company ("United"), all of whom are members of the Committee, will act as standby purchasers with respect to the Rights Offering in order to ensure that the entire $365,000,000 is raised by Marvel, for which they will receive an aggregate of 2.8% of the fully diluted Marvel Common Stock. The subscription price for shares under the Rights Offering will be $0.92879 per share of Marvel Common Stock less $0.002545 for each $1,000,000 of discoufnt in the retirement of Bank Debt acquired by certain members of the Committee. The proceeds of the Rights Offering will be used to retire Marvel's $100,000,000 debtor-in-possession credit facility, to facilitate the payment in full of certain claims, and to satisfy Marvel's working capital needs.

          Marvel's prepetition secured bank debt (the "Bank Debt") is to be satisfied in full under the Joint Plan by (a) the distribution of the businesses of Fleer/Skybox and Panini S.p.A. to the holders of the Bank Debt in exchange for a credit of $385,000,000 against the amount of the Bank Debt, and (b) the issuance of a secured 10-year promissory note in an amount equivalent to the balance of the Bank Debt.

          Because the Joint Plan was filed in the Holdings Case during the exclusive period to file a chapter 11 plan, the exclusive period has been automatically extended in the Holdings Case for an additional 60 days in order to permit Marvel Holdings to solicit acceptances and obtain approval of the Joint Plan. Because exclusivity has now expired in the Marvel Debtor's chapter 11 cases (as well as the cases of the other Holdings Debtors), on April 29, 1997, Marvel Holdings and the Committee filed the Joint Plan in each of such chapter 11 cases and intend to prosecute the Joint Plan to confirmation with respect to all of the Marvel Debtors and the Holdings Debtors. Marvel Holdings believes that the Bankruptcy Code prohibits any other party from filing a plan with respect to the Marvel Debtors or the Holdings Debtors at this time.

          Marvel Holdings has selected Joe Calamari (a former Marvel executive) to head-up Marvel Holdings' transition team.

          The foregoing discussion is subject to and qualified in its entirety by the terms and provisions of the Joint Plan. A copy of the Joint plan will be attached as an exhibit to an Amendment to this Schedule 13D which Marvel Holdings will file promptly.

          In addition to the foregoing, Marvel Holdings intends to review on a continuing basis its investment in Marvel and may consider to advance any option available to it including those actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

          Except as set forth above, Marvel Holdings has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 1997

                    MARVEL HOLDINGS INC.



                    By: /s/ Carl Icahn
                         ________________________________________

                         Name:   Carl Icahn
                         Title:  President



                    By: /s/ Vincent Intrieri
                           ________________________________________

                         Name:   Vincent Intrieri
                         Title:  Secretary and Treasurer